4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES MEND-CABG II STUDY RESULTS AT
THE AMERICAN COLLEGE OF CARDIOLOGY ANNUAL
SCIENTIFIC SESSION

WINNIPEG, Manitoba – (April 1, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced the presentation of its Phase 3 MEND-CABG II study results at the American College of Cardiology 57th Annual Scientific Session. The study was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. As reported previously the study did not achieve its primary endpoint.

MEND-CABG II primary endpoint:

  The primary efficacy outcome occurred in 140/1510 (9.3%) patients in the MC-1 group and 133/1486 (9.0%) patients in the placebo group (p=0.76).

MEND-CABG II other findings:

  Length of hospital stay was similar between MC-1 and placebo (mean values 7.6 days vs. 7.5 days, p=0.14).

  Length of stay in ICU or CCU was similar between MC-1 and placebo (mean values 2.7 days vs. 2.7 days, p=0.58).

  All-cause mortality was higher among patients assigned to MC-1 than placebo at 4 days (1.0% vs. 0.3%, p=0.03), but similar at 30 days (1.9% vs 1.5%, p=0.44).

  Overall rates of adverse events and serious adverse events were similar between patients assigned to receive MC-1 and placebo.

“We are clearly disappointed in the outcome of MEND-CABG II. The lack of efficacy with MC-1 and low placebo event rate witnessed in Phase 3 are very surprising to us given our previous results from the Phase 2b MEND-CABG study. Nonetheless, based on the Phase 3 results we will not be continuing MC-1’s acute clinical development for CABG or acute coronary syndrome, at this time,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “However, we believe MC-1 has potential in certain chronic cardiovascular and metabolic conditions, and are currently exploring development opportunities in these areas.”

“Having been involved in previous reperfusion injury studies, it appears that this key challenge remains unmet. Although MEND-CABG II was unsuccessful, I commend the Medicure team and MEND CABG II investigators for pursuing this important clinical indication and major medical need,” added Dr. Paul Armstrong Professor in the Department of Medicine, University of Alberta, and Head of Medicure’s Scientific Advisory Board. “Regardless of the outcome of MEND-CABG II, I believe there may well yet be a potential application for MC-1 in chronic cardiovascular and metabolic disease, and look forward to supporting Medicure’s endeavors in this area.”

About MEND-CABG II

The pivotal Phase 3 MEND-CABG II trial was a double-blind, randomized, placebo-controlled clinical trial that enrolled over 3,000 patients undergoing CABG surgery at more than 130 cardiac surgical centers throughout North America and Europe.

Study patients were randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II was the incidence of cardiovascular death or non-fatal myocardial infarction up to and including POD 30. Study patients were followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. The study was initiated in November 2006.

Medicure conducted the MEND-CABG II study in conjunction with Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI). Principal investigators for the study are Dr. Robert Harrington, Director of the DCRI, and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI.

Dr. Jean-Claude Tardif, Director of the Research Centre, MHI, and Dr. Robert W. Emery, Jr., Medical Director of Cardiovascular Services, St Joseph's Hospital, served as co-chairs of the MEND-CABG II steering committee.

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com